EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Chartered Semiconductor Manufacturing Ltd:

We consent to the use of our report dated February 4, 2005 with respect to the consolidated balance sheets of Chartered Semiconductor Manufacturing Ltd and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004 included and incorporated by reference and to the reference to our firm under the heading “Experts” and “Selected Consolidated Financial Data” in the prospectus supplement to the registration statement (no. 333-56878) on Form F-3 of Chartered Semiconductor Manufacturing Ltd. Our report refers to a change in the method of accounting for asset retirement obligations in 2003.

KPMG

/s/ KPMG

Singapore
July 21, 2005